Exhibit 11

XATA CORPORATION
EARNINGS PER SHARE
Years Ended September 30, 2004 and 2003

	2004	2003
BASIC AND DILUTED COMPUTATION
Net loss	$(1,190,964)	$(3,783,859)
Less: preferred stock dividend	(135,851)	—

Net loss as adjusted	(1,326,815)	(3,783,859)

Weighted average shares outstanding	7,021,573	6,934,416

Basic and diluted loss per share	$(0.19)	$(0.55)

BASIC AND DILUTED COMPUTATION LOSS TO COMMON SHAREHOLDERS
Net loss	$(1,190,964)	$(3,783,859)
Less: preferred stock dividend	(135,851)	—
Less: preferred stock deemed dividend	(729,912)	—

Net loss to common shareholders	(2,056,727)	(3,783,859)

Weighted average shares outstanding	7,021,573	6,934,416

Basic and diluted loss per share	$(0.29)	$(0.55)

Note: See Note 7 in Notes to Financial Statements